

Mail Stop 3720

August 21, 2008

Christopher C. Richardson
General Counsel
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, Arizona 85017

   RE: **Grand Canyon Education, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed on August 13, 2008

Dear Mr. Richardson:

   We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please note that all page number references are to the marked version of the first amendment to the Form S-1. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Internal Control Over Financial Reporting, page 47

1. We note your disclosure on page F-15 regarding errors in the accounting for the shares to be issued in connection with the license agreement with Blanchard Education, LLC and in the accounting for deferred taxes at the date of your conversion from a limited liability company to a corporation. Please expand your disclosure to discuss these errors and their impact in your internal control over financial reporting.

Regulation

State Education Licensure and Regulation, page 81

2.   We note your response to comment 14 in our letter dated June 10, 2008. Please
        revise your disclosure to discuss the information set forth in your response
        regarding your belief that none of the states in which you are currently licensed or
        authorized, other than Arizona, are material to your operations, and that you will
        be able to comply with additional state licensing or authorization requirements
        that may arise or be asserted in the future.

Consolidated Financial Statements

Balance Sheet, page F-3

3.   We note your response to comment 24 in our letter dated June 10, 2008 and
        disclosures in Note 17(b) on page F-30. Please delete the pro forma balance sheet
        as of December 31, 2007.

Note 11. Series B Preferred Stock, page F-23

4.   We note your response to comment 33 in our letter dated June 10, 2008. Please
        disclose that the fair value of Series C preferred stock issued was equal to the
        carrying amount of the Series B preferred stock at the date of the exchange.

                            *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

       You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Jorge A. Rivera, Staff Attorney, at (202) 551-3786, Kathleen Krebs, Special Counsel at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director

c: Steven D. Pidgeon, Esq.
       David P. Lewis, Esq.
       DLA Piper US LLP
       Via facsimile: (480) 606-5526